UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 16, 2012

First Midwest Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
May 16, 2012

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Company held its Annual Meeting of Stockholders on May 16, 2012. A total of 68,246,773 shares were represented in person or by proxy, or 91.02% of the total outstanding shares of common stock of the Company. The final results of stockholder voting on the four proposals presented were as follows:

Proposal 1 - Election of Directors

BARBARA A. BOIGEGRAIN (Approved)

For	Against	Abstain	Broker Non-Votes
59,414,332	3,612,914	79,185	5,140,342

ROBERT P. O'MEARA (Approved)

For	Against	Abstain	Broker Non-Votes
59,711,900	3,313,323	81,208	5,140,342

Proposal 2 (Approved) - Advisory (non-binding) vote ratifying the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2012.

For	Against	Abstain	Broker Non-Votes
67,005,302	1,130,381	111,090	

Proposal 3 (Approved) - Advisory (non-binding) vote regarding executive compensation.

For	Against	Abstain	Broker Non-Votes
53,584,792	9,257,020	264,619	5,140,342

Proposal 4 (Approved) - Advisory (non-binding) vote regarding the frequency of the stockholder advisory vote on executive compensation.

1 year	2 years	3 years	Abstain
55,655,250	325,598	6,986,365	139,218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused
this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.

(Registrant)

Date: May 22, 2012 /s/ CYNTHIA A. LANCE

By: Cynthia A. Lance
Executive Vice President and
Corporate Secretary